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Exhibit 4.1

THE RIGHTS OFFERING

        The following is an excerpt from the Registration Statement on Form F-10 of Sears Canada Inc., dated October 15, 2014 and filed with the Securities and Exchange Commission on October 15, 2014.

Background to the Rights Offering

        Sears Holdings has advised us that the background to the Rights Offering is as follows.

        On October 29, 2013, Sears Holdings announced that it intended to work with the board of directors (the "Board of Directors" or "Board") and management of Sears Canada with a goal of increasing the value of Sears Holdings' interest in Sears Canada and realizing significant cash proceeds to support its transformation and to create value for its stockholders.

        On October 29, 2013, Sears Canada entered into an agreement with The Cadillac Fairview Corporation Limited to terminate its leases in respect of five stores for consideration of $400 million. The transaction closed on November 13, 2013. On November 11, 2013, Sears Canada announced that it entered into an agreement with Montez Income Properties Corporation to sell its 50.0% joint arrangement interest in eight properties that it owned with The Westcliff Group of Companies for consideration of approximately $315 million. On November 19, 2013, the Board of Directors declared an extraordinary cash dividend of $5.00 per Common Share, or approximately $509 million, which was paid on December 6, 2013.

        On May 14, 2014, Sears Holdings announced that it was exploring strategic alternatives for its 51.0% interest in Sears Canada, including a sale of the interest or of Sears Canada as a whole, and Sears Holdings engaged Merrill, Lynch, Pierce, Fenner & Smith Incorporated ("BofA Merrill Lynch") to assist with those efforts. Sears Canada announced that the Board of Directors and management intended to cooperate fully with Sears Holdings in the process to achieve value for all shareholders. Sears Holdings and Sears Canada entered into a cooperation agreement providing for Sears Canada to make available to Sears Holdings certain confidential information, which would be disclosed to potential buyers who signed a customary confidentiality agreement, and to assist Sears Holdings in negotiating an acquisition transaction involving the Corporation. Sears Canada established a committee made up of its independent directors (the "Committee") to oversee its cooperation and engagement with Sears Holdings in this regard.

        From May through August 2014, BofA Merrill Lynch contacted potential buyers, among them other retailers in the United States and Canada as well as financial sponsors, and BofA Merrill Lynch and Sears Holdings engaged in discussions regarding the transaction with several of those potential buyers. Management of Sears Canada made presentations to some of the potential buyers about the business of the Corporation. However, at the end of the process, Sears Holdings determined that a negotiated third party transaction on the terms that would likely be available to Sears Holdings would not be at an attractive price and would be subject to significant risks and uncertainties.

        During late August through September 2014, Sears Holdings, together with its financial and legal advisors, examined other transaction structures to monetize Sears Holdings' interest in Sears Canada, including a secondary offering, and contacted several Canadian underwriters. On September 25, 2014, Sears Canada's chief executive officer announced that he intended to resign from Sears Canada by no later than January 1, 2015 and return to the United States to tend to personal family issues. At that point in time it was determined that effecting a secondary offering would likely not be possible.

        At a meeting of the Sears Holdings board of directors on September 28, 2014, the board reviewed a proposal to conduct a Rights Offering to it stockholders as a means of disposing of a non-core asset and meeting the objective of raising substantial cash proceeds for Sears Holdings. The board of directors of Sears Holdings determined at the board meeting that the proposed Rights Offering is in the best interests of Sears Holdings and its stockholders. The board of directors of Sears Holdings also considered the extent and nature of the cooperation that would be required from Sears Canada to effect the Rights Offering, including the filing of this prospectus, and instructed management to notify Sears Canada of the proposed Rights Offering and request their cooperation.

        Following the Sears Holdings' board meeting, the board contacted Sears Canada and communicated its intent to pursue a Rights Offering. It requested the cooperation of Sears Canada in that regard, including, in particular, that Sears Canada use commercially reasonably efforts to prepare and file a preliminary short form prospectus in Canada and a registration statement in the United States to qualify for distribution the Common Shares deliverable upon the exercise of the subscription rights, and to make application to list the Common Shares on the NASDAQ, as soon as practicable, and, in any event, subject to the approval of the Board of Directors. The Board requested that the Committee review this request. The Board of Directors, together with its advisors and the independent legal and financial advisors to the Committee, met on September 28, 2014 to consider the request and immediately after that meeting, the Committee met and considered the request and the effect of the Rights Offering on Sears Canada and the requested cooperation.

        Between September 28 and October 1, 2014, representatives of Sears Holdings, Sears Canada, and the Committee discussed the proposed Rights Offering and the request for cooperation.

        On October 1, 2014, the Board Directors of Sears Canada, with the advice, and on the recommendation of the Committee, approved the request for cooperation made by Sears Holdings in connection with the Rights Offering on and subject to the following terms, to which Sears Holdings and ESL agreed:

  (a)
  Sears Holdings will reimburse Sears Canada for all reasonable and documented expenses incurred or paid by Sears Canada in connection with the Rights Offering, including, without limitation, fees relating to the listing of the Common Shares on the NASDAQ, together with associated costs of listing and associated costs for the first 12 months thereafter;

  (b)
  Sears Holdings and Sears Canada will amend the existing license agreement under which Sears Canada has the right to use the "Sears" name and certain other trademarks and brand names, including, without limitation, Kenmore™, Craftsman™, and DieHard™ (the "Licence Agreement") to provide for the continuance of that agreement for so long as Sears Holdings holds 10.0% of the outstanding voting shares of Sears Canada (replacing the current trigger of 25.0%) and to give Sears Canada the continued right to use the trademarks on a royalty-free basis after any such termination for a period of five years following the termination (replacing the current period of three years). If, prior to the completion of the aforesaid five year period, Sears Canada reasonably determines that a longer transition period is necessary, Sears Holdings will extend the License Agreement for a further transition period not to exceed four years, at a royalty rate to be agreed equal to the lesser of a fair market rate based on the value of such mark or the lowest rate which will provide a reasonable incentive to induce Sears Canada to phase out the use of such mark during such extended period;

  (c)
  Sears Holdings and Sears Canada will amend the existing information technology agreement between them (the "Technology Agreement"), pursuant to which the companies exchange information technology services to continue the terms of the agreement for a period of three years following the closing of the Rights Offering;

  (d)
  Sears Holdings will use commercially reasonable efforts to assist Sears Canada in negotiations with third parties to preserve the benefits that Sears Canada currently enjoys under certain agreements involving Sears Canada, Sears Holdings and third parties relating to software and services, volume-buying arrangements and other services that will terminate when Sears Holdings' ownership of Sears Canada falls below 50.0% (the "Intercompany Agreements");

  (e)
  each of Sears Canada and Sears Holdings will indemnify and hold harmless the other and its subsidiaries, their respective directors, officers, employees and representatives from liability relating to disclosure provided by each party to the other for purposes of this prospectus;

  (f)
  Sears Holdings and ESL will release Sears Canada's directors, officers, employees and representatives from any claims that Sears Holdings or ESL may have arising out of or in connection with, the Rights Offering or for the matters referred to above; and

  (g)
  Sears Holdings will agree to maintain the directors and officers liability and fiduciary liability coverage for current and former directors and officers of Sears Canada relating to matters occurring at or prior to the closing of the Rights Offering for a period of six years thereafter.

Determination of Subscription Price

        Sears Holdings has advised us that the subscription price was determined as follows.

        On September 28, 2014, the Sears Holdings board of directors determined that the exercise price per whole Common Share being distributed in the Rights Offering is U.S.$9.50. The subscription price is equal to the U.S. dollar equivalent of the closing price of the Common Shares on the TSX on September 26, 2014, the last trading day before the Sears Holdings board of directors requested Sears Canada's cooperation with the filing of a prospectus regarding this Rights Offering. The board of directors of Sears Holdings applied the Noon Exchange Rate as of September 26, 2014 to calculate this value. In determining the subscription price, the Sears Holdings board of directors considered a number of factors, including those described below. There can be no assurance that the Common Shares will not trade below the subscription price or that it will trade at prices near or above the subscription price after the date of this prospectus. You should not consider the subscription price to be an indication of the price at which the Common Shares will trade following the Rights Offering.

        In the course of reaching its determination on the subscription price, Sears Holdings' board considered a number of factors, including without limitation:

  •
  the current and historical trading prices of Sears Canada's Common Shares;

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  that the structure of the Rights Offering treats all stockholders of Sears Holdings equally through a distribution of transferable subscription rights on a pro rata basis to all stockholders;

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  Sears Holdings' liquidity needs and the aggregate amount of proceeds to be paid to Sears Holdings pursuant to the Rights Offering if the Rights Offering were fully subscribed;

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  the cost of capital from other sources;

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  the desirability of the Rights Offering relative to other potential transaction structures involving the Sears Canada business, including the opportunity afforded by a Rights Offering to Sears Holdings' stockholders to participate in future growth of the Sears Canada business;

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  the desirability of broad participation in the Rights Offering by Sears Holdings' stockholders and of the development of a trading market for the rights and an expansion of the trading market for the Common Shares; and

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  the presentations by Sears Holdings management and its financial advisors and the information provided to the board of directors regarding management's exploration of strategic alternatives for maximizing the value of its interest in Sears Canada over the past year and the engagement of BofA Merrill Lynch to assist with those efforts.

        The foregoing discussion of the information and factors considered by Sears Holdings' board of directors is not intended to be exhaustive, but includes the material factors considered by Sears Holdings' board of directors in setting the aggregate exercise price. In view of the wide variety of factors considered by Sears Holdings' board of directors in evaluating the Rights Offering and the aggregate exercise price, Sears Holdings' board of directors did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors in reaching its conclusion. In addition, individual members of Sears Holdings' board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Sears Holdings' board of directors' determinations and recommendations described above were based upon the totality of the information considered.

 DESCRIPTION OF THE RIGHTS OFFERING

        The following is an excerpt from the Registration Statement on Form F-10 of Sears Canada Inc., dated October 15, 2014 and filed with the Securities and Exchange Commission on October 15, 2014.

        Sears Holdings has advised us that the description of the Rights Offering is as follows.

The Subscription Rights

        Sears Holdings is distributing to the record holders of its SHC Stock as of the Record Date, transferable subscription rights to purchase, in aggregate, up to 40,000,000 Common Shares owned by Sears Holdings at a price of U.S.$9.50 per whole share. Each holder of record of SHC Stock will receive one subscription right for each share of SHC Stock owned by that holder as of 5:00 p.m., New York City time, on October 16, 2014, the Record Date. Each subscription right will entitle the holder to purchase 0.375643 of Common Shares. Holders may exercise their subscription rights and receive Common Shares (other than Common Shares allocable through the over-subscription privilege) at any time following receipt of a subscription rights certificate and prior to the expiration date. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege. The subscription rights entitle the holders of subscription rights to purchase an aggregate of 40,000,000 shares for an aggregate purchase price of up to U.S.$380 million.

        Sears Holdings will keep the Rights Offering open until the expiration date, and does not intend to cancel, withdraw or terminate the Rights Offering. Sears Holdings may, in its discretion, extend the expiration of the Rights Offering, and will announce any plans to do so by press release.

        Basic Subscription Right. With your basic subscription right, you may purchase 0.375643 of a Common Share per subscription right, subject to delivery of the required documents and payment of the subscription price of U.S.$9.50 per whole share, before the Rights Offering expires. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase any shares under your over-subscription privilege.

        Fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

        For example, if you owned 1,000 shares of SHC Stock on the Record Date, you would have received 1,000 subscription rights and would have the right to purchase 375 Common Shares (375.643 rounded down to the nearest whole share) for U.S.$9.50 per whole share. No fractional Common Shares or cash in lieu of fractional shares will be delivered.

        Sears Holdings will credit your account or the account of your nominee record holder with Common Shares that you purchased with the basic subscription right as soon as practicable after you exercise your subscription rights.

        All Common Shares purchased pursuant to the exercise of the subscription rights will be issued by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued.

        Over-subscription Privilege. If you purchase all Common Shares available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any Common Shares that other holders of subscription rights do not purchase through the exercise of their basic subscription rights. Only holders who fully exercise all of their basic subscription rights, after giving effect to any purchases or sales of subscription rights by them prior to such exercise, may participate in the over-subscription privilege. If you wish to exercise your over-subscription privilege, you must indicate on your rights certificate, or the form provided by your nominee if your SHC Stock is held in the name of a nominee, how many additional Common Shares you would like to purchase pursuant to your over-subscription privilege, and provide payment as described below.

        Edward S. Lampert and certain other ESL affiliates have indicated to Sears Holdings that they intend to exercise their pro rata portion of the basic subscription rights in full in the Rights Offering as soon as practicable after the subscription rights have been distributed, although they have not entered into any agreement to do so. ESL has also indicated that it may exercise its over-subscription privilege, but only to the extent that exercising such privilege would result in ESL continuing to own less than 50.0% of the Common Shares. Notwithstanding ESL's stated intentions, neither Sears Canada nor Sears Holdings has any agreement, arrangement or understanding with ESL as to the extent of ESL's exercise of its over-subscription privilege. If ESL exercised its basic subscription right as well as the over-subscription right in full, and no other stockholder exercised its subscription rights, ESL would own between approximately 67.2% and 69.2% of the Common Shares.

        Common Shares will be allocated in the Rights Offering as follows:

  •
  First, shares will be allocated to holders of rights who exercise their basic subscription rights at a ratio of 0.375643 of a Common Share per exercised subscription right.

  •
  Second, any remaining shares that were eligible to be purchased in the Rights Offering will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following formula:

  •
  Each holder who exercises the over-subscription privilege will be allocated a percentage of the remaining Common Shares equal to the percentage that results from dividing (i) the number of basic subscription rights which that holder exercised by (ii) the number of basic subscription rights which all holders who wish to participate in the over-subscription privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription shares than the holder requested to purchase through the exercise of the over-subscription privilege.

  •
  For example, if Stockholder A holds 200 subscription rights and Stockholder B holds 300 subscription rights and they are the only two stockholders who exercise the over-subscription privilege, Stockholder A will be allocated 40.0% and Stockholder B will be allocated 60.0% of all remaining Common Shares available. (Example A)

  •
  Third, if the allocation of remaining Common Shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of Common Shares than that holder subscribed for pursuant to the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

    •
    For example, if Stockholder A is allocated 100 shares pursuant to the formula described above but subscribed for only 40 additional Common Shares pursuant to the over-subscription privilege, Stockholder A's allocation would be reduced to 40 Common Shares. (Example B)

  •
  Fourth, any Common Shares that remain available as a result of the allocation de-scribed above being greater than a holder's over-subscription request (the 60 additional Common Shares in Example B above) will be allocated among all remaining holders who exercised the over-subscription privilege and whose initial allocations were less than the number of Common Shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available Common Shares have been allocated or all over-subscription requests have been satisfied in full.

        To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the Rights Offering expires. Because we will not know the total number of unsubscribed Common Shares before the Rights Offering expires, if you wish to maximize the number of Common Shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of Common Shares that could be available to you at the time you exercise your basic subscription rights (i.e., the aggregate payment for both your basic subscription right and for all additional Common Shares you desire to purchase pursuant to your over-subscription request). See "Description of the Rights Offering—The Subscription Rights". Any excess subscription payments received by the subscription agent, including payments for additional Common Shares you requested to purchase pursuant to the over-subscription privilege but which were not allocated to you, will be returned, without interest or penalty, promptly following the expiration of the Rights Offering.

        Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share. No fractional Common Shares or cash in lieu of fractional shares will be delivered. Computershare, Inc., Sears Holdings' subscription agent for the Rights Offering, will determine, in its sole discretion, the over-subscription allocation based on the formula described above.

        We can provide no assurances that you will actually be entitled to purchase the number of Common Shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the Rights Offering. Sears Holdings will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all holders of rights exercise their basic subscription rights in full.

Reasons for the Rights Offering

        Sears Holdings has over the past year extensively considered strategic alternatives to maximize the value of its interest in Sears Canada, including the engagement of BofA Merrill Lynch to pursue a sale of such interest or Sears Canada as a whole and engaging in discussions with Canadian financial institutions to explore the possibility of an underwritten secondary offering of Sears Holdings' interest. Sears Holdings' board of directors has determined that the Rights Offering is in the best interests of Sears Holdings and its stockholders as way to dispose of a non-core asset, and would provide, among other things, financial and operational benefits to Sears Holdings, including but not limited to the following expected benefits:

  •
  Strategic Focus and Flexibility.  Sears Holdings' board of directors believes that following the Rights Offering, Sears Holdings will have a more focused business and be better able to dedicate resources to pursue appropriate growth opportunities and execute strategic plans best suited to its business in an efficient manner.

  •
  Additional Liquidity.  The Rights Offering is expected to provide Sears Holdings with up to U.S.$380 million in gross proceeds, strengthening its balance sheet and liquidity. Of this amount, Sears Holdings expects to receive at least U.S.$168 million in mid-to-late October 2014 from the early exercise of the rights distributed to ESL.

  •
  Stockholder Flexibility to Avoid Dilution.  Since the subscription rights are being distributed, at no charge, to Sears Holdings' existing stockholders, stockholders will have the choice to hold shares in both companies or in either company separately. However, stockholders may wish to sell their subscription rights to fund any tax incurred upon the receipt of the subscription rights, which would decrease the amount of Common Shares available to such stockholders. If the distribution of the rights to a stockholder is subject to withholding tax, the stockholder's broker (or other applicable withholding agent) may sell all or a portion of the subscription rights to fund the withholding tax, which would decrease the number of Common Shares available to such stockholder. See "Certain United States Federal Income Tax Considerations".

Principal Shareholder

        Sears Holdings owns approximately 51.0% of the issued and outstanding Common Shares and ESL owns approximately 48.5% of the outstanding SHC Stock.

        Assuming the subscription rights are exercised in full, Sears Holdings will dispose of 40,000,000 of its 51,962,391 Common Shares as a result of the Rights Offering and will cease to own a majority of Sears Canada's outstanding shares. To the extent that the subscription rights are not exercised in full and that shares not purchased through the exercise of basic subscription rights are not purchased pursuant to the over-subscription privilege, Sears Holdings will retain ownership of a larger portion of Sears Canada's Common Shares. Sears Holdings may dispose of its remaining Common Shares, including through sales into the public market or otherwise, subject to applicable laws.

        Edward S. Lampert and certain other ESL affiliates have advised Sears Holdings that they intend to exercise their pro rata portion of the basic subscription rights in full as soon as practicable after the subscription rights have been distributed, though they have not entered into any agreement to do so.

        Certain of the investment vehicles affiliated with ESL ("SPEs") are liquidating vehicles which are not permitted by their terms to make new investments such as the exercise of the rights. The general partner of the SPEs has offered to sell to SPE investors their pro rata share of the rights. If such investors do not wish to purchase their prorate share of the rights, other persons affiliated with ESL may purchase the rights from the SPEs. Persons affiliated with ESL intend to purchase all subscription rights from the SPEs to the extent such rights are not purchased by SPE investors and, assuming all other subscription rights are exercised in full by all other holders of rights, ESL may beneficially own between approximately 45.0% and 47.0% of Sears Canada's Common Shares following the exercise of basic subscription rights in the Rights Offering. ESL intends to exercise its subscription rights in full with respect to all subscription rights that it receives in the distribution, including all rights purchased from the SPEs, but only to the extent that such exercise would result in ESL continuing to own less than 50.0% of Sears Canada's Common Shares. Notwithstanding ESL's stated intentions, neither Sears Canada nor Sears Holdings has any agreement, arrangement or understanding with ESL as to the extent of ESL's exercise of its over-subscription privilege. If ESL exercised its basic subscription right as well as the over-subscription right in full, and no other stockholder exercised its subscription rights, ESL would own between approximately 67.2% and 69.2% of the Common Shares.

        You should not view the intentions of ESL, including the intentions of Mr. Lampert as a recommendation or other indication, by them or any member of the Sears Holdings boards of directors, regarding whether the exercise of the subscription rights or the exercise of the over-subscription privilege is or is not in your best interests.

Conditions, Withdrawal and Cancellation

        Sears Holdings is not requiring an overall minimum subscription, or any other condition, to complete the Rights Offering Sears Holdings will keep the Rights Offering open until the expiration date, and does not intend to cancel, withdraw or terminate the Rights Offering. Sears Holdings may, in its discretion, extend the expiration date of the Rights Offering, and will announce any plans to do so by press release.

Effect of the Rights Offering on Outstanding SHC Stock

        The Rights Offering will not affect the number of shares of SHC Stock you own or your percentage ownership of Sears Holdings. If you do not exercise your subscription rights to purchase Common Shares, following the Rights Offering you will no longer retain the same indirect ownership interest in the Sears Canada businesses and as well, the SHC Stock that you hold will not reflect the earnings, assets or liabilities of Sears Canada.

        The trading price of SHC Stock immediately following the Rights Offering may be higher or lower than immediately prior to the Rights Offering because Sears Holdings will own a lower proportional share of the assets and liabilities of Sears Canada, the ongoing earnings of Sears Canada will no longer be consolidated in Sears Holdings' earnings and Sears Holdings will receive cash proceeds of up to

U.S.$380 million as a result of the sale of Sears Canada's Common Shares (assuming the subscription rights are exercised in full).

Method of Exercising Subscription Rights

        The exercise of subscription rights is irrevocable subject to applicable law, including statutory rights of rescission and withdrawal, and may not be cancelled or modified. You may exercise your subscription rights as follows:

        Subscription by Registered Holders.    If you are a registered holder of SHC Stock, the number of Common Shares you may purchase pursuant to your basic subscription right will be indicated on the rights certificate that you receive. You may exercise your subscription rights any time after your receipt of the subscription rights certificate and before the expiration date by properly completing and duly executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address given below under "—Subscription Agent and Information Agent," to be received before 5:00 p.m., New York City time, on November 7, 2014.

        Subscription by Beneficial Owners.    If you are a beneficial owner of shares of SHC Stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, DTC will electronically issue one subscription right to your nominee record holder for every share of SHC Stock that you own as of the Record Date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for Common Shares in the Rights Offering.

        Subscription by Purchasers of Subscription Rights.    If you purchase subscription rights during the subscription period through a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, your broker, dealer, custodian bank or other nominee must exercise the subscription rights on your behalf. If you wish to exercise your subscription rights and purchase Common Shares through the Rights Offering, you should contact your nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the Rights Offering.

        If you purchase subscription rights during the subscription period directly from a registered holder of SHC Stock, you should contact the subscription agent as soon as possible regarding the exercise of your subscription rights. Please follow the instructions of the subscription agent in order to properly exercise your subscription rights.

Payment Method

        Your payment of the subscription price must be made in U.S. dollars for the full number of Common Shares that you wish to acquire in the Rights Offering by cashier's or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below under the heading "Subscription Agent and Information Agent". Your payment must be delivered to the subscription agent prior to the expiration of the Rights Offering. Personal checks will not be accepted. Payment received after the expiration of the Rights Offering will not be honored, and the subscription agent will return your payment to you, without interest or penalty, as soon as practicable.

        You should carefully read and strictly follow the instruction letter and any other documents accompanying the rights certificate. Do not send subscription documents, rights certificates or payments directly to us or to Sears Holdings. Sears Holdings will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all subscription documents, rights certificates and payments is borne by the holders of subscription rights, not by the subscription agent, Sears Holdings or Sears Canada. If sent by mail, Sears Holdings recommends that you send those rights certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent.

        If you hold your shares of SHC Stock in the name of a custodian bank, broker, dealer or other nominee and wish to exercise your subscription rights, you should contact your nominee as soon as possible regarding the exercise of the subscription rights and the payment for the Common Shares.

Medallion Guarantee May Be Required

        Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

  •
  you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or

  •
  you are an eligible institution.

Missing or Incomplete Subscription Information

        If you hold your shares of SHC Stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., New York City time, November 7, 2014 expiration date that Sears Holdings has established for the Rights Offering. If you send a payment that is insufficient to purchase the number of Common Shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the expiration of the Rights Offering.

Expiration Date and Extension

        The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York City time, on November 7, 2014, which is the expiration of the Rights Offering. If you do not exercise your subscription rights before that time, your subscription rights will expire and will no longer be exercisable. Sears Holdings will not be required to sell Common Shares to you if the subscription agent receives your rights certificate or your subscription payment after that time. Sears Holdings has the option to extend the Rights Offering. Sears Holdings may extend the Rights Offering by giving oral or written notice to the subscription agent before the Rights Offering expires. If Sears Holdings elects to extend the Rights Offering, it will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date of the Rights Offering.

        If you hold your shares of SHC Stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Please note that the nominee may establish a deadline that may be before the 5:00 p.m., New York City time, November 7, 2014 expiration date that Sears Holdings has established for the Rights Offering.

Determination of Subscription Price

        The Sears Holdings board of directors has determined that the subscription price will be U.S.$9.50 per whole share. The subscription price is equal to the U.S. dollar equivalent of the closing price of

Sears Canada's Common Shares on September 26, 2014, the last trading day before the Sears Holdings board of directors requested Sears Canada's cooperation with the filing of a prospectus regarding this Rights Offering. The board of directors of Sears Holdings applied the Noon Exchange Rate as of September 26, 2014 to calculate this equivalent value. In determining the subscription price, the board of directors of Sears Holdings considered, among other things, (1) current and historical trading prices of Sears Canada's Common Shares, (2) the desirability of broad participation in the Rights Offering by Sears Holdings' stockholders and (3) Sears Holdings' liquidity needs and the aggregate amount of proceeds to be paid to Sears Holdings pursuant to the Rights Offering if the Rights Offering were fully subscribed. See "Description of the Rights Offering—Determination of Subscription Price".

Subscription Agent and Information Agent

        The subscription agent for the Rights Offering is Computershare, Inc. The address to which rights certificates and payments should be mailed or delivered by hand delivery or overnight courier is provided below. If sent by mail, Sears Holdings recommends that you send documents and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent. Do not send or deliver these materials to Sears Holdings or Sears Canada.

By first class mail:	By hand or overnight courier:
Computershare, Inc. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare, Inc. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

        If you deliver subscription documents or rights certificates in a manner different than that described in this prospectus, Sears Holdings may not honor the exercise of your subscription rights.

        You should direct any questions or requests for assistance concerning the method of subscribing for the Common Shares or for additional copies of this prospectus to the information agent, Georgeson Inc., by calling (866) 741-9588 (toll-free) or, writing to SearsCanadaOffer@georgeson.com.

Fees and Expenses

        Sears Holdings is not charging any fee or sales commission to issue the subscription rights to you or deliver Common Shares to you if you exercise your rights. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. Sears Holdings will pay all reasonable fees charged by Computershare, Inc., as the subscription agent and Georgeson Inc., as the information agent.

No Fractional Shares

        All Common Shares will be sold at a subscription price of U.S.$9.50 per whole share. Sears Holdings will not sell fractional shares. Fractional shares resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Notice to Nominees

        If you are a broker, dealer, custodian bank or other nominee holder that holds shares of SHC Stock for the account of others on the Record Date, you should notify the beneficial owners of the shares for whom you are the nominee of the Rights Offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of SHC Stock. If a beneficial holder of SHC Stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment by the expiration date or the date indicated by such holder, if earlier. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of SHC Stock on the Record Date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled "Nominee Holder Certification," which is provided with your Rights Offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

        If you are a beneficial owner of shares of SHC Stock and will receive your subscription rights through a broker, dealer, custodian bank or other nominee, Sears Holdings will ask your nominee to notify you of the Rights Offering. If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the Rights Offering, but you believe you are entitled to participate in the Rights Offering. Sears Holdings and Sears Canada are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., New York City time, November 7, 2014 expiration date.

Transferability of Subscription Rights

        The subscription rights are transferable during the course of the subscription period. Sears Holdings' application to list the subscription rights for trading on the NASDAQ under the symbol "SHLDR" has been approved. Sears Canada's application to list its Common Shares on the NASDAQ has been approved. Sears Holdings currently expect that they will begin to trade on the first business day following the distribution of the subscription rights, and will continue to trade until close of business on November 4, 2014, the third business day prior to the expiration date of this Rights Offering (or, if the offer is extended, on the fourth business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to exercise them to purchase Common Shares. However, the subscription rights are a new issue of securities with no prior trading market, and there can be no assurances provided as to the liquidity of the trading market for the subscription rights or their market value.

        If you are a beneficial owner of shares of SHC Stock on the Record Date or will receive your subscription rights through a broker, dealer, custodian bank or other nominee, Sears Holdings will ask your broker, dealer, custodian bank or other nominee to notify you of the Rights Offering. If you wish to sell your subscription rights, in addition to any other procedures your broker, custodian bank or other nominee may require, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received prior to close of business on November 4, 2014, the third business day prior to the November 7, 2014 expiration date of this Rights Offering.

        If you are a registered holder of SHC Stock as of the Record Date and receive a rights certificate, you may take your rights certificate to a broker and request to sell the rights represented by the certificate. The broker will instruct you as to what is required to sell your subscription rights.

Validity of Subscriptions

        Sears Holdings will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the Rights Offering. Such determination will be final and binding. Once made, subscriptions and directions are irrevocable, and Sears Holdings will not accept any alternative, conditional or contingent subscriptions or directions. Sears Holdings reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless Sears Holdings waives them in its sole discretion. None of Sears Canada, Sears Holdings or the subscription agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted only when the subscription agent receives a properly completed and duly executed rights certificate and any other required documents and the full subscription payment. Sears Holdings interpretations of the terms and conditions of the Rights Offering will be final and binding.

Shareholder Rights

        You will have no rights as a holder of the Common Shares that you purchase in the Rights Offering until your account or the account of your nominee is credited with the Common Shares purchased in the Rights Offering.

Foreign Stockholders

        Sears Holdings will not mail this prospectus or any rights certificates to holders of SHC Stock on the Record Date whose address of record is outside the United States and Canada, or is an Army Post Office (APO) address or Fleet Post Office (FPO) address. Foreign stockholders will be sent written notice of the Rights Offering by the subscription agent. The subscription agent will hold the rights certificates to which those holders subscription rights relate for the account of these stockholders. To exercise their subscription rights, foreign stockholders must send a letter of instruction indicating the number of subscription rights to be exercised, together with payment of the subscription price for each Common Share subscribed for, to the subscription agent. The subscription agent must receive the letter of instruction, together with payment of the subscription price at or prior to 5:00 p.m., New York City time, on November 4, 2014, at least three business days prior to the expiration of the Rights Offering. The stockholder must demonstrate to the satisfaction of the subscription agent and Sears Holdings, such as by providing a legal opinion from local counsel, that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder. If no instructions are received by the subscription agent prior to 5:00 p.m., New York City time, on November 4, 2014, the subscription rights will expire, have no value, and cease to be exercisable for Common Shares. See "Risk Factors—Risks Relating to the Rights Offering—If you are a U.S. taxpayer and receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences".

        The Rights Offering is not being made in any state or other jurisdiction in which it would be unlawful to do so. Sears Holdings is not selling to, or accepting any offers from, foreign stockholders to purchase subscription rights if such stockholders are a resident of any such state or other jurisdiction.

No Revocation or Change

        Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable subject to applicable law, including statutory rights of rescission and withdrawal, even if you learn information about Sears Canada that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase Common Shares at the subscription price.

U.S. Federal Income Tax Treatment of Rights Distribution

        For a discussion of certain U.S. federal income tax considerations relating to the receipt, sale, exercise and expiration of the subscription rights and the ownership and disposition of Common Shares, see "Certain United States Federal Income Tax Considerations". Stockholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the receipt, sale, exercise and expiration of the subscription rights and the ownership and disposition of Common Shares in light of their particular circumstances.

No Recommendation to Rights Holders

        Neither the Sears Holdings board of directors nor the Board of Directors of Sears Canada is making any recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights will incur investment risk on new money invested. Neither Sears Holdings nor Sears Canada can predict the price at which Common Shares will trade after the Rights Offering. The market price for Sears Canada's Common Shares may decrease to an amount below the subscription price, and if you purchase Common Shares at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. Moreover, the market price for the Common Shares may be trading at an amount above the subscription price, and if you do not exercise your rights you will be unable to participate in this appreciation. You should make your investment decision based on your assessment of the business and financial condition of Sears Canada, its prospects for the future, the terms of the Rights Offering and the information contained in, or incorporated by reference into, this prospectus. See "Risk Factors" for a discussion of some of the risks involved in exercising rights and investing in the Common Shares.

Listing

        The subscription rights are transferable during the course of the subscription period. Sears Holdings' application to list the subscription rights for trading on the NASDAQ under the symbol "SHLDR" has been approved. Sears Canada's application to list its Common Shares on the NASDAQ under the symbol "SRSC" has been approved.

Treatment of Common Stock Held in Employee Savings Plans

        The Savings Plans are each tax qualified retirement plans and are pension plans as defined by ERISA (defined herein) that offer an employer stock fund through which participants (current and former Sears Holdings employees) may invest in SHC Stock. The Savings Plan Trust holds the assets of the Savings Plans and will receive one subscription right for each full share of SHC Stock held in the Savings Plan Trust as of the Record Date. Sears Holdings is applying to the U.S. Department of Labor for a prohibited transaction exemption on a retroactive basis, effective as of the date of the distribution of the subscription rights, providing relief for the acquisition, holding and disposition of the subscription rights by the Savings Plans. The prohibited transaction exemption is necessary because the Savings Plans are not permitted to hold an employer-issued security that is not "qualifying" within the meaning of Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, or "ERISA," and the subscription rights are not "qualifying". In addition, the exercise of the rights by the Savings Plans to purchase Sears Canada stock may violate section 406(a)(1)(A) and section 406(b) of ERISA and the parallel provisions of section 4975 of the Code, which prohibit transactions between the Savings Plans and Sears Holdings under certain conditions. If the exemption is not granted, Sears Holdings may be required to take appropriate remedial action. It is anticipated that an independent fiduciary will be engaged for each Savings Plan to determine whether and/or when to exercise or sell the subscription rights on behalf of the trusts of the Savings Plans, subject to the terms of the prohibited transaction exemption. Proceeds from the exercise or sale of the subscription rights will be allocated to Savings Plan accounts that have a holding in the Sears Holdings stock fund as of the record date.

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  Exhibit 4.1
THE RIGHTS OFFERING
DESCRIPTION OF THE RIGHTS OFFERING